Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges (in thousands, except for ratios)

Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2008	2007	2006	2005	2004
Consolidated operating loss before discontinued operations and extraordianary gains	$(52,097)	$(37,860)	$(36,036)	$(29,251)	$(17,173)
Add: Fixed charges	1,580	716	492	105	165
Less: Capitalized interest	—	—	—	—	—

Earnings, as defined	$(50,517)	$(37,144)	$(35,544)	$(29,146)	$(17,008)

Interest expense	1,184	257	6	—	24
Estimated interest portion of rental expense	396	459	486	105	141

Fixed charges	1,580	716	492	105	165

Excess (deficiency) of earnings to fixed charges	$(52,097)	$(37,860)	$(36,036)	$(29,251)	$(17,173)

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as consolidated loss from continuing operations before income taxes plus fixed charges. Fixed charges are the sum of interest of all indebtedness, including amortization of debt issuance cost, and estimated interest within rental expense.